UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                NOVEMBER 3, 2005

                                  ------------

                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

TDC 3Q2005 RESULTS


Quarterly Report - 3Q 2005

November 2, 2005


*      EBITDA(1) growth of 6.0%

* NET REVENUE GROWTH OF 10.9%. NET REVENUES FROM INTERNATIONAL ACTIVITIES CONTRIBUTED 50%, AN INCREASE OF 3 PERCENTAGE POINTS

*      THE COMPLETED ACQUISITIONS PROGRESSING AS PLANNED

*      THE OUTLOOK FOR 2005 IS UPGRADED

       (1) EBITDA = Earnings before interest, tax, depreciation, amortization, and one-time items.


       Highlights for 3Q 2005

*      Net revenue growth of 10.9%

*      EBITDA growth of 6.0%

* Net income growth of 20.7% excluding one-time items and fair value adjustments

* EBITDA growth of 8.9% in TDC Mobile International, driven mainly by Talkline and the domestic mobile operation

       Outlook for 2005

* Following the divestment TDC Directories is no longer included in the Outlook for net revenues and EBITDA. Outlook for net revenues is upgraded by DKK 0.5bn to DKK 46.1bn. EBITDA is upgraded by DKK 0.2bn to DKK 12.8bn and net income is upgraded by DKK 0.5bn to DKK 4.5bn.

The quarterly report has not been audited.

TDC GROUP, SUMMARIZED INCOME STATEMENTS

                            3Q        3Q    Change     1Q-3Q     1Q-3Q    Change
                          2004      2005      in %      2004      2005      in %
DKKm
NET REVENUES            11,022    12,220      10.9    32,053    35,096       9.5
Total operating         (7,763)   (8,768)    (12.9)  (23,053)  (25,363)    (10.0)
expenses before
depreciation etc.
Other income and            40        45      12.5       156       128     (17.9)
expenses
EBITDA                   3,299     3,497       6.0     9,156     9,861       7.7
Depreciation,           (1,608)   (1,704)     (6.0)   (4,812)   (4,917)     (2.2)
amortization and
impairment losses
EBIT 1                   1,691     1,793       6.0     4,344     4,944      13.8
One-time items             943         0         -       385      (622)        -
Income from                 74       126      70.3     5,559       311     (94.4)
associates
Net financials            (278)     (307)    (10.4)     (731)     (730)      0.1
INCOME BEFORE INCOME     2,430     1,612     (33.7)    9,557     3,903     (59.2)
TAXES
Income taxes              (468)     (411)     12.2      (979)     (830)     15.2
NET INCOME               1,962     1,201     (38.8)    8,578     3,073     (64.2)
ATTRIBUTABLE TO:
Shareholders of the      1,962     1,194     (39.1)    8,578     3,080     (64.1)
Parent Company
Minority interests           0         7         -         0        (7)        -

NET INCOME EXCL.         1,060     1,279      20.7     2,975     3,651      22.7
ONE-TIME ITEMS AND
FAIR VALUE
ADJUSTMENTS

EBITDA margin in %        29.9      28.6         -      28.6      28.1         -

1) EBIT (earnings before interest and taxes) is excluding one-time items.

HIGHLIGHTS

COPENHAGEN, Denmark, November 2, 2005 - In 3Q 2005, TDC's net revenues grew 10.9% to DKK 12.220m compared with 3Q 2004, with earnings before interest, tax, depreciation, amortization and one-time items (EBITDA) up 6.0% to DKK 3,497m. Net income, excluding one-time items and fair value adjustments was DKK 1,279m, up 20.7%.

International activities contributed 48% of net revenues for the first three quarters in 2005 compared with 46% for the same period in 2004. Correspondingly, EBITDA from international activities was 29%, against 25% in 2004.

TDC's capital expenditures, excluding share acquisitions, totaled DKK 1,375m, representing an 8.5% increase. The capex-to-net revenues ratio decreased from 11.5% to 11.3%.

TDC's customer base grew by 12.8% to 14.7m, driven mainly by progress in the international part of TDC Mobile International's operations.

"Our strategically targeted acquisitions of TDC Song, HTCC, NetDesign, Dotcom, and Ascom Communication Solutions have now for the first time been fully consolidated in our quarterly financial statements. Combined with a solid underlying growth in our mobile and broadband businesses, this contributes to a satisfying 10.9% revenue growth. With the acquisitions and our on-going investments in telecommunications infrastructure, TDC holds a strong position in the growth areas of the future; broadband and mobility. Also, the divestment of TDC Directories has been completed with a highly satisfactory result," says Henning Dyremose, president and CEO.

Net revenues
TDC's net revenues amounted to DKK 12,220m in 3Q 2005, corresponding to an increase of DKK 1,198m or 10.9%, mainly reflecting increased revenues in TDC Solutions. Adjusted for acquisitions and divestments(1), the growth in net revenues was 4.6%.

(1) The development from 2004 to 2005 was impacted by a number of ownership changes, comprising investments in the following companies: TDC Song, NetDesign, HTCC, Dotcom, and Ascom Communication Solutions, as well as divestments of Talkline ID and Dan Net. In the remaining part of this release, adjusted for acquisitions and divestments refers to the figures reported for the TDC Group, TDC Solutions, TDC Mobile International, or TDC Switzerland adjusted for the impact of these changes. Additional information on acquisitions and divestments are disclosed on p. 28.


Operating expenses

Total operating expenses increased 12.9% to DKK 8.768m in Q3 2005. Transmission costs and supplies increased 9.6% to DKK 4,451m, wages, salaries and pension costs increased 15.1% to DKK 2,037m, while other external charges increased 17.9% to DKK 2,280m. These increases are mainly attributable to the above mentioned acquisitions.

NUMBER OF EMPLOYEES
(full-time equivalents)

                1Q04      2Q04      3Q04      4Q04      1Q05      2Q05      3Q05
              20,353    20,264    19,689    20,573    20,579    21,292    21,842

EBITDA

EBITDA increased DKK 198m or 6.0% to DKK 3,497m in 3Q 2005, driven mainly by improvements in TDC Solutions and TDC Mobile International of 10.4% and 8.9%, respectively. Adjusted for acquisitions and divestments, the EBITDA growth was 0.9%. The EBITDA margin decreased from 29.9% in 3Q 2004 to 28.6% in 3Q 2005. The development mainly reflects acquisitions of lower margin businesses and the launch of easyMobile.

EBITDA AND EBITDA MARGIN
(Bars in DKKm (left), line in % (right))

                1Q04      2Q04      3Q04      4Q04      1Q05      2Q05      3Q05
In DKKm         2783      3064      3295      3290      3077      3287      3497
In %            27.1      28.4      29.9      28.6      27.5      28.1      28.6

Depreciation and amortization etc.

Depreciation, amortization and write-downs amounted to DKK 1,704m, representing an increase of 6.0% over 3Q 2004. The development mainly reflects acquisitions.

EBIT

EBIT amounted to DKK 1,793m, representing an increase of 6.0%. This development reflects the growth in EBITDA.

One-time items

There were no one-time items in 3Q 2005.


Income from associated enterprises

In 3Q 2005, income from associated enterprises amounted to DKK 126m, mainly attributable to Polkomtel, contributing with DKK 114m.

Net financials

In total, net financials constituted an expense of DKK 307m, representing an increase of DKK 29m or 10.4%.

Net financials exclusive of fair value adjustments amounted to DKK (214)m, compared with DKK (234)m in 3Q 2004.

In total, fair value adjustments amounted to DKK (93)m against DKK (44)m in 3Q 2004.


Income before tax

Net income before tax, including one-time items and fair value adjustments, was DKK 1,612m compared with DKK 2,430m in 3Q 2004, representing a decrease of 33.7%. The decrease was driven by a one-time item related to the divestment of Dan Net in 3Q 2004.

Net income before tax, excluding one-time items and fair value adjustments was DKK 1,705m, up 11.4%.


Income taxes

Income taxes decreased 12.2% to DKK (411)m.

Adjusted for one-time items and fair value adjustment, income taxes were DKK
(426)m compared with DKK (471)m in 3Q 2004.

Adjusted for one-time items and fair value adjustments, the effective tax rate decreased from 30.8% in 3Q 2004 to 25.0% in 3Q 2005. The decrease primarily reflects the reduction in the Danish corporate tax rate from 30% to 28%, effective from January 1, 2005, as well as adjustments of previous years' taxes.


Net income

Net income including one-time items and fair value adjustments came to DKK 1,201m, compared with DKK 1,962m in 3Q 2004, reflecting a one-time item related to the divestment of Dan Net in 3Q 2004.

Net income, excluding one-time items and fair value adjustments was DKK 1,279m, up 20.7%.


Statements of Cash Flow

In 3Q 2005, cash flow from operating activities amounted to DKK 3,139m, up 6.8%, driven mainly by the EBITDA improvement compared with 3Q 2004.

Cash flow from investing activities was DKK (1,523)m compared with DKK (46)m in 3Q 2004, mainly attributable to the proceeds from the divestment of Dan Net in 3Q 2004.

Cash flow from financing activities was DKK 368m compared with DKK (3,430)m in 3Q 2004, mainly attributable to repayment of long-term debt in 3Q 2004.


Net interest-bearing debt

The net interest-bearing debt amounted to DKK 21,061m at the end of 3Q 2005, compared with DKK 18,127m at the end of 3Q 2004, representing an increase of DKK 2.9bn. The increase mainly reflects net acquisitions of companies.

Compared to the end of 2Q 2005, the net interest-bearing debt has decreased by DKK 1.6bn, mainly driven by an increase in cash flow from operating activities.


Capital expenditures

Capital expenditures, excluding share acquisitions, totaled DKK 1,375m, representing an 8.5% increase. This growth is mainly attributable to investments in mobile infrastructure in Denmark, Latvia and Lithuania. The capex-to-net revenues ratio has decreased from 11.5% in 3Q 2004 to 11.3% in 3Q 2005.

CAPITAL EXPENDITURES
(in DKKm)

        1Q04    2Q04    3Q04    4Q04    1Q05    2Q05    3Q05
        1082    1263    1282    1627    1130    1294    1375


Number of customers

TDC's customer base totaled 14.7m at the end of 3Q 2005, up 12.8% over 3Q 2004, mainly attributable to improvements in Talkline and Bite.

The total domestic customer base increased 2.6% to 7.5m. The development is primarily the result of growth in the xDSL and cable modem customer bases, partly offset by a decline in the number of landline telephony customers and dial-up internet customers.

The domestic mobile customer base increased 6.1% to 2.5m. TDC's retail business saw a 4.8% growth compared to 3Q 2004, reflecting increases of 68,000 customers in TDC Mobil and 36,000 customers in Telmore. The number of wholesale customers increased by 39,000.

The number of xDSL customers in TDC's domestic activities grew 27.2% to 650,000. The number of broadband customers, including broadband cable modem customers, amounts to 818,000, up 31.1% on 3Q 2004.

The number of customers in the international activities was 7.2m, up 25.8%, driven by customer base increases in notably Talkline and Bite as well as the inclusion of HTCC.

RECENT DEVELOPMENTS

TDC has sold TDC Directories to European Directories S.A. (cf. Stock Exchange Release no. 21/2005 of October 14, 2005). The sale is expected to be completed before the end of 2005. The sale of TDC Directories is estimated to yield a one-time gain of DKK 3.7bn after tax, which is expected to be included in 4Q 2005 under one-time items related to discontinued activities.

TDC has on 6 October 2005 (cf. Stock Exchange Release no. 20/2005) confirmed that TDC has received non-binding indications of interest and that TDC's Board of Directors in the light hereof has decided that it is in the best interest of TDC and its shareholders to explore these indications. Initiated explorations have not yet been finalized. No information can be given with regard to the possible outcome or the timeframe for conclusion of these investigations.

OUTLOOK FOR 2005

This Outlook for 2005 is an update of the Outlook provided with the 2Q 2005 quarterly report.

The updated Outlook for 2005 should be seen mainly in the light of the sale of TDC Directories.

Once the deal has been finalized, TDC Directories will be entered as so-called "discontinued activity" in TDC's financial statements. This implies that the income from TDC Directories will be entered on a separate line in the income statement as income from discontinued activities, rather than being entered under the respective accounting categories (revenues, EBITDA, etc.). The income will appear on the last line before the net income entry. Comparative figures will be adjusted accordingly.

Thus, after adjustment for the changes resulting from the sale of TDC Directories, net revenues are upgraded by DKK 0.5bn to DKK 46.1bn, stemming from a DKK 0.5bn upgrade of TDC Mobile International. EBITDA is upgraded by DKK 0.2bn to DKK 12.8bn while net income is upgraded by DKK 0.5bn to DKK 4.5bn. Net income is upgraded as a result of the higher EBITDA expectations as well as lower depreciations and financials in the remaining part of the year.

Information concerning the Outlook for 2005 is by nature associated with a certain level of risk and uncertainty, detailed in the sections on risk factors, cf. the Annual Report 2004, and in the Safe Harbor statement.

Generally, all figures are listed exclusive of one-time items and fair value adjustments.

OUTLOOK FOR 2005
(Excl. one-time items and fair value adjustments)

                                                                          CHANGE
DKKBN                                                   2004      2005      IN %
                                           (ADJUSTED FOR TDC
                                                DIRECTORIES)
TDC GROUP
Net revenues                                          42.339      46.1       8.9
EBITDA                                                11.996      12.8       6.7
Net Income                                             3.943       4.5      14.1
TDC SOLUTIONS
Net revenues                                          18.590      21.3      14.6
EBITDA                                                 5.872       6.6      12.4
TDC MOBILE INTERNATIONAL
Net revenues                                          15.105      15.6       3.3
EBITDA                                                 2.677       2.8       4.6
TDC SWITZERLAND
Net revenues                                           9.692       9.7       0.1
EBITDA                                                 2.457       2.5       1.8
TDC CABLE TV
Net revenues                                           1.766       2.1      18.9
EBITDA                                                 0.351       0.5      42.5
TDC DIRECTORIES                                            -         -        NM
Net revenues                                               -         -        NM
EBITDA                                                     -         -        NM
OTHER ACTIVITIES 1
Net revenues                                         (2.814)      (2.6)      7.6
EBITDA                                                 0.639       0.4     (37.4)

1 Includes TDC Services, TDC A/S and eliminations.

Statements of Income, etc., for the Business Lines


DKKM               TDC SOLUTIONS    TDC MOBILE          TDC        TDC CABLE TV
                       GROUP       INTERNATIONAL    SWITZERLAND        GROUP
                                      GROUP           GROUP
                      3Q      3Q      3Q      3Q      3Q      3Q      3Q      3Q
                    2004    2005    2004    2005    2004    2005    2004    2005
Net revenues,      4,184   5,097   3,573   3,735   2,439   2,442     440     546
external
customers
Net revenues         278     294     434     438       1       5       6       4
from other
business
lines
Total             (3,009) (3,778) (3,264) (3,364) (1,808) (1,818)   (357)   (421)
operating
expenses
before
depreciations
etc.
Other income          31      26      11      12       0       0       1       0
and expenses


EBITDA             1,484   1,639     754     821     632     629      90     129

Depreciation,       (869)   (962)   (276)   (270)   (343)   (371)    (54)    (51)
amortization
and
impairment
losses

EBIT                 615     677     478     551     289     258      36      78

CAPITAL              564     615     262     345     362     284      43      51
EXPENDITURES EXCL.
SHARE ACQUISITIONS

DKKM                             TDC DIRECTORIES      OTHER1            TDC
                                   GROUP                               GROUP
                                      3Q      3Q      3Q      3Q      3Q      3Q
                                    2004    2005    2004    2005    2004    2005
Net revenues, external               359     381      27      19  11,022  12,220
customers
Net revenues from other               35      35   (754)   (776)       0       0
business lines
Total operating expenses            (225)   (230)     900     843 (7,763) (8,768)
before depreciations etc.
Other income and                       2       1     (5)       6      40      45
expenses

EBITDA                               171     187     168      92   3,299   3,497

Depreciation, amortization            (9)    (10)    (57)    (40) (1,608) (1,704)
and impairment losses

EBIT                                 162     177     111      52   1,691   1,793

CAPITAL EXPENDITURES EXCL.            15       9      21      71   1,267   1,375
SHARE ACQUISITIONS

1) Includes TDC A/S, TDC Services and eliminations.

BUSINESS LINE PERFORMANCE

TDC SOLUTIONS

TDC Solutions' activities are mainly Danish traditional landline services, Internet and data services as well as integrated solutions in Denmark, Sweden, Norway, Finland, Czech Republic and Hungary.

DKKm                                     3Q 2004         3Q 2005     Change in %
NET REVENUES, TOTAL                        4,462           5,391            20.8
Of which domestic                          4,175           4,212             0.9
OPERATING EXPENSES                        (3,009)         (3,778)          (25.6)
Transmission costs and cost of            (1,235)         (1,740)          (40.9)
goods sold
Other external expenses                     (880)           (939)           (6.7)
Wages, salaries and pension                 (894)         (1,099)          (22.9)
costs
Other income and expenses                     31              26           (16.1)
EBITDA                                     1,484           1,639            10.4
Of which domestic                          1,491           1,435            (3.8)
EBITDA margin                               33.3%           30.4%
Depreciation, amortization and              (869)           (962)          (10.7)
impairment losses
EBIT                                         615             677            10.1

In 3Q 2005, net revenues increased 20.8% to DKK 5,391m, impacted by acquisitions and divestments. The acquisitions of TDC Song, HTCC, Dotcom, and NetDesign increased net revenues by DKK 1,014m in total, while the divestment of Dan Net reduced net revenues by DKK 45m. Adjusted for acquisitions and divestments, net revenues saw a 0.9% decline compared with 3Q 2004.

TELEPHONY SERVICES

Net revenues from landline telephony totaled DKK 2,592m, representing an increase of 11.4% compared with 3Q 2004. This development was driven by an increase of DKK 161m or 8.9% in retail revenues from landline telephony (PSTN, ISDN, etc.), and an increase of DKK 104m or 19.7% in wholesale revenues, both due to the inclusion of TDC Song and HTCC. Adjusted for acquisitions and divestments, net revenues from landline telephony decreased 4.9%.

DKKm                                     3Q 2004         3Q 2005     Change in %
NET REVENUES, TOTAL                        4,462           5,391            20.8
Landline telephony                         2,327           2,592            11.4
Retail                                     1,800           1,961             8.9
Subscriptions                                910             944             3.7
Traffic                                      890           1,017            14.3
Wholesale                                    527             631            19.7
Transit traffic                              163             193            18.4
Other 1                                      364             438            20.3
Leased lines                                 284             387            36.3
Data communications and Internet             896           1,203            34.3
services
Terminal equipment etc.                      560             814            45.4
Other 2                                      395             395             0.0

1)     Includes incoming traffic, prefix traffic and service provision.

2)     Includes mobile telephony, operator services etc.



Retail subscription revenues increased 3.7% to DKK 944m. By the end of 3Q 2005, the total number of domestic retail landline customers in TDC Solutions was 2.3m, corresponding to a decline of 5.4% compared to the same quarter last year. The number of international retail customers totaled 246,000, mainly due to the inclusion of HTCC. Adjusted for acquisitions and divestments, net revenues from subscriptions decreased 3.0%.

DOMESTIC LANDLINE TRAFFIC
(million minutes)

                                            3Q03            3Q04            3Q05
                                            4965            4406            3995

Retail traffic revenues totaled DKK 1,017m, up 14.3% or DKK 127m, driven by the inclusion of TDC Song and HTCC, and partly offset by a 9.1% decline in domestic retail sales of voice minutes to 1.8bn minutes. This was due to recent years' general trend in the market with traffic migrating to either the mobile or IP network. Adjusted for acquisitions and divestments, net revenues from retail traffic decreased 10.4%.

Wholesale traffic revenues totaled DKK 631m, corresponding to an increase of 19.7%. The development is attributable to the inclusion of TDC Song and HTCC, as well as a 18.4% increase in transit traffic revenues due to higher transit traffic volumes. Domestic wholesale traffic declined 9.5% to 2.2bn minutes, while the number of wholesale customers decreased 0.8% to 489,000.

Revenues from leased lines increased 36.3% to DKK 387m, mainly reflecting the inclusion of TDC Song and HTTC. Adjusted for acquisitions and divestments, net revenues from leased lines decreased 16.5% as a result of lower volumes and prices.


BROADBAND SERVICES, ETC.

Revenues from data communications and Internet services totaled DKK 1,203m, corresponding to a 34.3% increase. This reflects a 27.2% growth in the number of domestic xDSL customers as well as the inclusion of TDC Song, partly offset, however, by reduced dial-up Internet revenues and the divestment of Dan Net.

TDC'S DOMESTIC XDSL CUSTOMERS, END-OF-PERIOD
('000)

                                            3Q03            3Q04            3Q05
                                             366             511             650


Adjusted for acquisitions and divestments, net revenues from data communications and Internet services increased 7.8%, driven by the high customer intake, and partly offset by generally declining prices of Internet access as well as declining usage of dial-up services.

REVENUES FROM OTHER SERVICES

Revenues from terminal equipment, installations, etc., increased 45.4% or DKK 254m to DKK 814m, mainly attributable to increased sales of terminal and PC equipment and the inclusion of NetDesign and Dotcom.

Other revenues was unchanged compared with 3Q 2004.


OPERATING EXPENSES

Operating expenses increased 25.6% or DKK 769m to DKK 3,778m. The increase was driven by an increase in transmission costs and supplies of DKK 505m, an increase in wages, salaries and pension costs of DKK 205m, and an increase in other external charges of DKK 59m, all mainly attributable to the inclusion of TDC Song, HTCC, Dotcom, and NetDesign. Adjusted for acquisitions and divestments, operating expenses decreased 0.5%.


EBITDA

EBITDA amounted to DKK 1,639m in 3Q 2005, up DKK 155m or 10.4%. Adjusted for acquisitions and divestments, EBITDA decreased 2.2% as a result of a general lower activity level within traditional landline services.


EBITDA AND EBITDA MARGIN

                            1Q04    2Q04    3Q04    4Q04    1Q05    2Q05    3Q05
EBITDA in DKKm              1422    1479    1484    1487    1574    1566    1639
EBITDA margin in %            31      32      33      30      30      30    30.4


The EBITDA margin was 30.4% compared with 33.3% in the same quarter last year. The decline in the EBITDA margin is primarily a result of the inclusion of TDC Song, Dotcom and NetDesign, all contributing with a lower EBITDA margin than the other business operations. Adjusted for acquisitions and divestments EBITDA-margin was 32.6%.


DEPRECIATION, AMORTIZATION AND WRITE-DOWNS

Depreciation, amortization and write-downs increased by 10.7% to DKK 962m, impacted by the inclusion of TDC Song, HTTC, Dotcom and NetDesign. Adjusted for acquisitions and divestments depreciation, amortization and write-downs decreased 7.2%.

EBIT

In 3Q 2005 EBIT amounted to DKK 677m, representing an increase of 10.1% over 3Q 2004. This development mainly reflects the growth in EBITDA.


CAPITAL EXPENDITURES

Capital expenditures increased 9.0% to DKK 615m, mainly reflecting the inclusion of TDC Song, and partly offset by lower domestic investments. On the Danish market focus is on expansion and upgrade of broadband infrastructure to prepare for future broadband services, although investments in the domestic business have decreased. The capex-to-net revenues ratio totaled 11.4% in 3Q 2005 against 12.6% in 3Q 2004.


CUSTOMERS

TDC Solution's total domestic customer base was 4.1m at the end of 3Q 2005, down 2.1% compared with 3Q 2004. The number of landline customers including wholesale totaled 2.8m, corresponding to a 4.6% decline, while the number of xDSL customers increased 27.2% to 650,000. The number of Duet customers decreased 0.7% to 283,000, while dial-up Internet subscriptions decreased by 22.4% to 330,000, mainly driven by migration to broadband services. The total international customer base was 404,000 at the end of 3Q 2005.


TDC MOBILE INTERNATIONAL

TDC Mobile International includes mainly TDC Mobil A/S, Telmore,
Talkline and Bite

DKKm                                     3Q 2004         3Q 2005     Change in %
NET REVENUES, TOTAL                        4,007           4,173             4.1
Domestic operations                        1,697           1,864             9.8
Talkline etc.1                             2,059           2,005            (2.6)
Bite                                         251             304            21.1
OPERATING EXPENSES                        (3,264)         (3,364)           (3.1)
Transmission costs and cost of goods      (2,088)         (2,016)            3.4
sold
OTHER EXTERNAL EXPENSES                     (946)         (1,103)          (16.6)
Wages, salaries and pension costs           (230)           (245)           (6.5)
Other income and expenses                     11              12             9.1
EBITDA                                       754             821             8.9
EBITDA margin                              18.8%           19.7%
Domestic operations                          563             593             5.3
Talkline etc.1                               125             159            27.2
Bite                                          66              69             4.5
Depreciation, amortization and              (276)           (270)            2.2
impairment losses
EBIT                                         478             551            15.3

1) Talkline etc. includes European Service Provider activities, including easyMobile.

In 3Q 2005, net revenues in TDC Mobile International amounted to DKK 4,173m, representing an increase of 4.1%. Adjusted for the divestment of Talkline ID, the growth was 14.3%.

Total operating expenses increased 3.1% to DKK 3,364m, attributable to a 16.6% increase in other external charges, mainly impacted by higher total customer acquisition costs and a 6.5% increase in wages, salaries and pension costs. This was partly offset by a 3.4% decrease in transmission costs and supplies. Adjusted for the divestment of Talkline ID, the total operating expenses were up 15.2%, driven mainly by increased transmission costs.

EBITDA amounted to DKK 821m, up DKK 67m or 8.9%, mainly as a result of the increase in revenues. Adjusted for the divestment of Talkline ID, the growth was 10.9%.

EBIT totaled DKK 551m, corresponding to a 15.3% increase over 3Q 2004.

Capital expenditures, excluding share acquisitions, increased DKK 83m to DKK 345m, driven by increased UMTS investments in Denmark, expansion of the Lithuanian mobile network, and investments in the new operation in Latvia. The capex-to-net revenues ratio increased from 6.5% in 3Q 2004 to 8.3%.


DOMESTIC MOBILE

Net revenues for the domestic mobile operation increased 9.8% to DKK 1,864m, driven mainly by a 9.4% increase in traffic revenues. This includes revenues from mobile data services (SMS, data and content services), which increased 25.0% to DKK 255m. Average monthly revenues per user (ARPU) increased from DKK 180 in 3Q 2004 to DKK 194 in 3Q 2005.

The number of mobile minutes sold was 1,164m, up 11.8%.

The competitive environment in 3Q 2005 was characterized by slightly reduced average retail prices compared with 3Q 2004. Pricing levels for the individual pricing models have remained relatively stable, but customers continue to migrate towards lower-cost models, including Internet-based solutions, thereby reducing the average retail price. Since 3Q 2004, customer acquisition costs have decreased and amounted to DKK 488 per customer in 3Q 2005, compared with DKK 515 in 3Q 2004. Improved customer loyalty led to a decrease in churn from 2.9% to 2.4% per month.

In 3Q 2005, operating expenses increased 12.3% to DKK 1,280m, mainly reflecting a 12.6% increase in transmission costs, which in turn was driven primarily by the increase in traffic volumes.

EBITDA was up 5.3% to DKK 593m, reflecting the revenue growth, and partly offset by higher total customer acquisition costs. The EBITDA margin was 31.8% against 33.2% in 3Q 2004.


EBITDA AND EBITDA MARGIN

                            1Q04    2Q04    3Q04    4Q04    1Q05    2Q05    3Q05
EBITDA in DKKm               440     546     563     486     499     600     593
EBITDA margin in %            30      34      33      28      31      34      32

Domestic mobile customers, including mobile customers in TDC Solutions, totaled 2.5m by the end of 3Q 2005. TDC's retail business saw a 4.8% growth compared with 3Q 2004, reflecting growth in TDC Mobil and Telmore of 68,000 customers and 36,000 customers, respectively. The number of wholesale customers increased by 39,000. Since the end of 2Q 2005, the number of domestic mobile customers has gone up by 49,000.

Capital expenditures in the domestic mobile operation increased 21.0% to DKK 225m, mainly impacted by increased investments related to the establishment of 3G infrastructure (UMTS). The capex-to-net revenues ratio amounted to 12.1% compared with 11.0% in 3Q 2004.


TALKLINE, ETC.

Talkline, etc. includes European service provider activities consisting of Talkline and easyMobile. TDC's German subsidiary Talkline is a focused service provider of mobile telephony, which is fully owned by TDC Mobile International, while the owner share in easyMobile is 80%.

Talkline has managed to successfully maintain its position on the competitive German market where recent initiatives include the launching of several Internet-based mobile products.

By developing new products and services, Talkline has been able to increase the number of customers, thereby increasing its market share to approx. 4% of the German mobile market.

Net revenues decreased 2.6% to DKK 2,005m, driven by the divestment of Talkline ID, and partly offset by the increase in mobile revenues from a larger customer base. Adjusted for the divestment of Talkline ID, the growth was 17.7%.

EBITDA increased 27.2% to DKK 159m. The increase is due mainly to increased gross margin on traffic revenues.

By the end of 3Q 2005, Talkline had 3.1m mobile customers in total, representing a 28.3% increase over 3Q 2004.

Talkline ID has been divested effective from April 1, 2005.

At the end of 3Q 2005, easyMobile UK had 23,000 customers. In 4Q easyMobile will be launched in Germany and The Netherlands.


BITE

Bite is a Lithuanian mobile operator which is 100% owned by TDC Mobile International and operates mobile networks in Lithuania and since May 2005 also in Latvia.

Net revenues in Bite amounted to DKK 304m in 3Q 2005, up 21.1%.

EBITDA was DKK 69m, representing an increase of 4.5%, mainly due to the increase in revenues, the impact of which was partly offset by the high customer intake in 3Q 2005.

Compared with 3Q 2004, the customer base increased 79.7% to a total of 1.4m customers. Compared with 2Q 2005, Bite's customer base grew by 285,000 or 25.0%. The growth is primarily within the prepaid segment.

TDC SWITZERLAND

TDC Switzerland provides mobile, landline and Internet services for the Swiss market using the sunrise brand name.

DKKm                                     3Q 2004         3Q 2005     Change in %
NET REVENUES, TOTAL                        2,440           2,447             0.3
Mobile telephony                           1,477           1,489             0.8
Landline telephony                           777             764            (1.7)
Internet services                            186             194             4.3
OPERATING EXPENSES                        (1,808)         (1,818)           (0.6)
Transmission costs and cost of              (978)           (909)            7.1
goods sold
Other external expenses                     (513)           (569)          (10.9)
Wages, salaries and pension                 (317)           (340)           (7.3)
costs
EBITDA                                       632             629            (0.5)
EBITDA margin                               25.9%           25.7%
Depreciation, amortization and              (343)           (371)           (8.2)
impairment losses
EBIT                                         289             258           (10.7)

Sunrise Business Communication, the former Ascom Network Integration division, has been included in the TDC accounts from July 1, 2005

In 3Q 2005, TDC Switzerland had net revenues of DKK 2,447m, up 0.3%.

In local currency, net revenues increased by 1.4%.

Revenues in the mobile operation amounted to DKK 1,489m, an increase of 0.8%. This was a result of a 4.6% growth in the mobile customer base. However, growth was impacted by increased competition, including new entrants in the market and mobile prices under pressure, including lower mobile termination rates.

Within landline telephony, revenues decreased 1.7% to DKK 764m in 3Q 2005, reflecting a 10.1% decline in the customer base. The decline was partly offset by the inclusion of Sunrise Business Communication.

The Swiss landline market continues to be characterized by migration from traditional landline telephony to broadband services and mobile telephony, and by the continued competitive pressure.

Internet revenues amounted to DKK 194m, an increase of 4.3% over 3Q 2004. This development still represents the net effect of two opposite trends: a 35.3% growth in the number of xDSL customers combined with a decrease in revenues from Internet dial-up customers.

Operating expenses increased 0.6% to DKK 1,818m. This increase stems from the inclusion of Sunrise Business Communication, partly offset by a reduction in transmission costs and supplies of 7.1% to DKK 909m due to lower landline traffic volume and lower termination prices.

EBITDA decreased 0.5% to DKK 629m compared to 3Q 2004. In local currency, EBITDA increased 0.8%. TDC Switzerland's EBITDA margin decreased from 25.9% to 25.7%.


EBITDA AND EBITDA MARGIN


                            1Q04    2Q04    3Q04    4Q04    1Q05    2Q05    3Q05
EBITDA in DKKm               579     605     632     641     624     619     629
EBITDA margin in %          24.0    25.1    25.9    26.3    26.6    26.4    25.7


Depreciation, amortization and write-downs increased 8.2% to DKK 371m, mainly attributable to the mobile network, IT infrastructure and new office building.

EBIT was DKK 258m, down 10.7% compared with 3Q 2004.

Capital expenditures amounted to DKK 284m, down 21.5%, primarily due to completion of new office building (Sunrise Towers) in 2004 and lower infrastructure investments in 3Q 2005. The capex-to-net revenues ratio was 11.6% compared with 14.8% in 3Q 2004.

By the end of 3Q 2005, TDC Switzerland had a total of 2.2 million customers, corresponding to a decrease of 2.8% or 63,000 customers compared with 3Q 2004. The number of mobile customers grew by 55,000 or 4.6% to reach a total of 1.3m, while the number of landline customers decreased by 60,000 or 10.1% to a total of 537,000. In addition, the number of customers with dial-up Internet connections decreased 105,000 or 30.8% to 236,000, while the number of xDSL customers grew 147,000 to 180,000.


TDC CABLE TV

TDC Cable TV provides cable-TV services as well as Internet access via cable modem in Denmark.

TDC Cable TV is continuing to expand its traditional TV business, while also continuing to increase its coverage of Internet services. With the introduction of IP-telephony over the cable-TV network TDC Cable TV now offers Triple Play solutions containing TV, Internet and telephony from just one provider.

TDC Cable TV's net revenues increased 23.3% to DKK 550m. The increase reflects an increased customer base within both the traditional cable TV business and the broadband business.

Operating expenses increased 17.9% to DKK 421m compared with 3Q 2004. The increase reflects higher transmission costs and costs of supplies due to increased content provider charges, attributable in part to new programming content and a larger customer base. In addition, other external charges and wages, salaries, and pension costs increased, driven by increased activities and the acquisition of installation provider, Connect Partner in 2004.

EBITDA increased 43.3% to DKK 129m in 3Q 2005, reflecting the increase in revenues.


EBITDA AND EBITDA MARGIN

                            1Q04    2Q04    3Q04    4Q04    1Q05    2Q05    3Q05
EBITDA in DKKm                63      88      90     110     118     126     129
EBITDA margin in %            15      20      20      23      24      24    23.5

The result from primary operations (EBIT) came to DKK 78m in 3Q 2005, compared with DKK 36m in 3Q 2004.

TDC Cable TV's capital expenditures totaled DKK 51m, compared with DKK 43m in 3Q 2004. The capex-to-net revenues ratio was 9.3% compared with 9.6% in 3Q 2004.

By the end of 3Q 2005, TDC Cable TV had 1.0m cable TV customers, corresponding to a 6.4% increase, while the number of cable modem customers has increased 38.6% to 230,000. 169,000 of our cable modem customers have high-speed internet access.


TDC DIRECTORIES

TDC Directories provides directory services, specialist business catalogues and online inquiry services in the Danish, Swedish and Finnish markets

TDC has sold TDC Directories to European Directories S.A. for DKK 4.85bn (cf. Stock Exchange Release no. 21/2005 of October 14, 2005). Once the deal has been finalized, TDC Directories will be entered as a so-called "discontinued activity" in TDC's financial statement. This implies that the income from TDC Directories will be entered on a separate line in the income statement as income from discontinued activities, rather than being recognized under the respective accounting categories (revenues, EBITDA, etc.). The income will appear on the last line before the net income entry. Comparative figures will be adjusted accordingly.

The sale of TDC Directories is estimated to yield a one-time gain of DKK 3.7bn after tax, which is expected to be recognized in 4Q 2005 under one-time items related to discontinued activities.

TDC Directories' quarterly results are affected by the release dates of printed directories, since the revenues from the printed directories are recognized at the time of release. This impacts the allocation of annual revenues and earnings on quarters.

In 3Q 2005, net revenues increased 5.6% to DKK 416m compared with 3Q 2004. Together, the international operations have achieved a 16.3% growth in revenues, reflecting an increased market share.

Operating expenses increased 2.2% to DKK 230m.

EBITDA was DKK 187m, compared with DKK 171m in 3Q 2004.

EBIT amounted to DKK 177m in 3Q 2005, representing an increase of 9.3%.


SAFE HARBOR STATEMENT

Certain sections of this release contain forward-looking statements that are subject to risks and uncertainties.

Examples of such forward-looking statements include, but are not limited to:

- statements containing projections of revenues, income (or loss), earnings per share, capital expenditures, dividends, capital structure or other financial items.

- statements of our plans, objectives or goals for future operations including those related to our products or services.

-      statements of future economic performance.

-      statements of the assumptions underlying or relating to such statements.

Words such as "believes", "anticipates", "expects", "intends", "aims" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by us or on our behalf.

These factors include, but are not limited to:

-      changes in applicable Danish and EU legislation

- increases in the interconnection rates we are charged by other carriers or decreases in the interconnection rates we are able to charge other carriers

- decisions from the Danish National IT and Telecom Agency whereby the regulatory obligations of TDC are extended

- developments in competition within domestic and international communications solutions - introduction of and demand for new services and products

- developments in the demand, product mix and prices in the mobile market, including marketing and customer-acquisition costs

-      developments in the market for multimedia services

-      the possibilities of being awarded licenses

- developments in our international activities, which also involve certain political risks

-      investments in and divestitures of domestic and foreign companies.

We caution that the above list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to TDC, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.


CONFERENCE CALL

TDC invites you to take part in a conference call today at 10.00 CET hosted by Henning Dyremose, Chief Executive Officer, and Hans Munk Nielsen, Chief Financial Officer. To participate, please call +353 1 439 0432 from outside Denmark and 80 80 2005 (toll-free) from Denmark about 10 minutes before the conference call is due to start.

The conference will be available in digital replay until November 9, 2005 on tel. +353 1 240 0041. Access code: 581593#. Press # for instructions during the replay.

The conference call will refer to a slide deck which is available at www.tdc.dk and www.tdc.com. Participants wishing to derive full benefit from the conference call should obtain these slides in due time before the conference call begins.tdc d

For further information, please contact Investor Relations at +45 3343 7680.


FINANCIAL CALENDAR

TDC's current financial calendar is as follows (more details on www.tdc.com):

December 31, 2005
Closing of the 2005 fiscal year

February 22, 2006
Quarterly report for 4Q 2005 and for the full year 2005.

March 16, 2006
Annual General Meeting

May 4, 2006
Quarterly report for 1Q 2006


STATEMENTS OF INCOME

TDC GROUP (DKKM)            3Q        3Q    CHANGE     1Q-3Q     1Q-3Q    CHANGE
                          2004      2005      IN %      2004      2005      IN %
NET REVENUES            11,022    12,220      10.9    32,053    35,096       9.5
Domestic net             5,886     6,171       4.8    17,275    18,204       5.4
revenues in percent of      53%       50%                 54%       52%
total net revenues
International net        5,136     6,049      17.8    14,778    16,892      14.3
revenues in percent of      47%       50%                 46%       48%
total net revenues

Transmission costs      (4,060)   (4,451)     (9.6)  (11,679)  (12,929)    (10.7)
and cost of goods
sold
Other external          (1,934)   (2,280)    (17.9)   (5,976)   (6,405)     (7.2)
charges
Wages, salaries and     (1,769)   (2,037)    (15.1)   (5,398)   (6,029)    (11.7)
pension costs
Total operating         (7,763)   (8,768)    (12.9)  (23,053)  (25,363)    (10.0)
expenses before
depreciation etc.
Other income and            40        45      12.5       156       128     (17.9)
expenses
EBITDA                   3,299     3,497       6.0     9,156     9,861       7.7
of which
domestic EBITDA          2,484     2,405      (3.2)    6,907     6,970       0.9
in percent of               75%       69%                 75%       71%
total EBITDA
of which                   815     1,092      34.0     2,249     2,891      28.5
international EBITDA
in percent of               25%       31%                 25%       29%
total EBITDA
Depreciation,           (1,608)   (1,704)     (6.0)   (4,812)   (4,917)     (2.2)
amortization and
impairment losses

EBIT, EXCLUDING          1,691     1,793       6.0     4,344     4,944      13.8
ONE-TIME ITEMS
One-time items             943         0         -       385      (622)       NM

EBIT INCLUDING           2,634     1,793     (31.9)    4,729     4,322      (8.6)
ONE-TIME ITEMS
Income from                 74       126      70.3     5,559       311     (94.4)
associates
of which one-time            0         0         -     5,066         0        NM
items
Net financials            (278)     (307)    (10.4)     (731)     (730)      0.1
   of which net           (234)     (214)      8.5      (721)     (579)     19.7
financials excluding
fair value
adjustments
   of which fair           (44)      (93)   (111.4)      (10)     (151)       NM
value adjustments

INCOME BEFORE INCOME     2,430     1,612     (33.7)    9,557     3,903     (59.2)
TAXES
Total income taxes        (468)     (411)     12.2      (979)     (830)     15.2
- Income taxes            (471)     (426)      9.6    (1,141)   (1,025)     10.2
related to income
excluding one-time
items and fair value
adjustments
 - Income taxes              3        15        NM       162       195      20.4
related to one-time
items and fair value
adjustments

NET INCOME               1,962     1,201     (38.8)     8,578    3,073     (64.2)
ATTRIBUTABLE TO:
Shareholders of the      1,962     1,194     (39.1)    8,578     3,080     (64.1)
Parent Company
Minority interests           0         7        NM         0        (7)       NM

NET INCOME,              1,060     1,279      20.7     2,975     3,651      22.7
EXCLUDING ONE-TIME
ITEMS AND FAIR VALUE
ADJUSTMENTS

BALANCE SHEETS

DKKM                                                           3Q 2004  3Q 2005
ASSETS
Intangible assets                                               30,673   34,160
Property, plant and equipment                                   24,295   26,270
Pension assets                                                   5,345    5,454
Other non-current assets                                         4,762    4,430
TOTAL NON-CURRENT ASSETS                                        65,075   70,314

Trade and other receivables                                      8,355    8,288
Marketable securities                                            2,703    3,721
Cash and cash equivalents                                       10,702    6,905
Other current assets                                             1,221    2,146
TOTAL CURRENT ASSETS                                            22,981   21,060

TOTAL ASSETS                                                    88,056   91,374
 - of which interest-bearing receivables                            81       82

EQUITY AND LIABILITIES
Equity attributable to shareholders of the Parent Company       37,388   39,408
Minority interests                                                   1      294
TOTAL EQUITY                                                    37,389   39,702

Long-term debt                                                  29,086   24,949
Deferred tax liabilities                                         4,503    3,515
Deferred income                                                    974    1,079
Pension liabilities                                                252      230
Other non-current liabilities                                      912    1,276
TOTAL NON-CURRENT LIABILITIES                                   35,727   31,049

Current maturities of long-term debt                             2,079    5,357
Short-term bank loans                                              448    1,389
Trade and other payables                                         9,046    8,546
Deferred income                                                  2,368    2,852
Other current liabilities                                          999    2,479
TOTAL CURRENT LIABILITIES                                       14,940   20,623

TOTAL LIABILITIES                                               50,667   51,672

TOTAL EQUITY AND LIABILITIES                                    88,056   91,374

NET INTEREST-BEARING DEBT                                       18,127   21,061

STATEMENTS OF CASH FLOWS

TDC GROUP (DKKM)            3Q        3Q    CHANGE     1Q-3Q     1Q-3Q    CHANGE
                          2004      2005      IN %      2004      2005      IN %
EBITDA                   3,299     3,497       6.0     9,156     9,861       7.7
Change in working          245       (77)   (131.4)       925     (519)   (156.1)
capital
Other                     (246)     (127)     48.4      (973)     (451)     53.6

CASH FLOW FROM           3,298     3,293      (0.2)    9,108     8,891      (2.4)
OPERATING ACTIVITIES
BEFORE NET FINANCIALS
Interest paid, net         (80)      (76)      5.0    (1,262)     (906)     28.2
Realized currency          (40)       11     127.5        40       (34)   (185.0)
adjustments

CASH FLOW FROM           3,178     3,228       1.6     7,886     7,951       0.8
OPERATING ACTIVITIES
BEFORE TAX
Corporate income tax      (238)      (89)     62.6      (521)     (815)    (56.4)
paid

CASH FLOW FROM           2,940     3,139       6.8     7,365     7,136      (3.1)
OPERATING ACTIVITIES
Investments in              (5)     (160)       NM      (194)     (475)   (144.8)
subsidiaries
Investments in            (905)   (1,092)    (20.7)   (3,006)   (3,072)     (2.2)
property, plant and
equipment
Investments in            (275)     (320)    (16.4)     (670)     (853)    (27.3)
intangible assets
Investments in other       (51)       (1)     98.0       (79)     (143)    (81.0)
non-current assets
Investments in               0         0        NM      (707)     (886)    (25.3)
marketable
securities
Divestments of           1,152         0        NM     1,152        25     (97.8)
subsidiaries
Sale of property,          (53)       16     130.2        74        82      10.8
plant and equipment
Sale of intangible          81         7     (91.4)      950        70     (92.6)
assets and other
investments
Divestments of               9        26     188.9        18       543        NM
marketable
securities
Dividends received           1         1       0.0    11,525       155     (98.7)
from associates

CASH FLOW FROM             (46)   (1,523)       NM     9,063    (4,554)   (150.2)
INVESTING ACTIVITIES
Proceeds from               (2)        1     150.0        27         2     (92.6)
long-term loans
Repayments of           (3,359)     (270)     92.0    (5,020)     (793)     84.2
long-term debt
Change in short-term       (71)      613        NM       (85)      629        NM
bank loans
Change in minorty            0         0        NM         0         0        NM
interests
Dividends paid               0         0        NM    (2,555)   (2,440)      4.5
Acquisition of               2        24        NM    (3,531)       86     102.4
treasury shares, net

CASH FLOW FROM          (3,430)      368     110.7   (11,164)   (2,516)     77.5
FINANCING ACTIVITIES

INCREASE/(DECREASE)       (536)    1,984        NM     5,264        66     (98.7)
IN CASH AND CASH
EQUIVALENTS

CASH AND CASH           10,702     6,905     (35.5)    10,702    6,905     (35.5)
EQUIVALENTS, END OF
PERIOD

CAPITAL EXPENDITURE
exc. share acquisitions

TDC GROUP                   3Q        3Q    CHANGE     1Q-3Q     1Q-3Q    CHANGE
(DKKM) 1                  2004      2005      IN %      2004      2005      IN %
TDC Solutions              564       615      (9.0)    1,760      (3.8)    1,827
- of which domestic        553       466      15.7     1,721      11.3     1,526
TDC Mobile                 262       345     (31.7)      655     (35.6)      888
- domestic                 186       225     (21.0)      482     (18.3)      570
- Talkline etc.             38      68.4        71      54.9        12        32
- Bite                      38       108    (184.2)      102    (180.4)      286
TDC Switzerland            362       284      21.5       906      16.1       760
TDC Cable TV                43     (18.6)      154       3.2        51       149
TDC Directories             15      40.0        29       3.4         9        28
Others2                     21        NM        79     (86.1)       71       147
CAPEX                    1,267     1,375      (8.5)    3,583     3,799      (6.0)

1 A positive variance indicates a positive cash flow.
2 Includes TDC Services, TDC A/S and eliminations.

SHAREHOLDERS' EQUITY

TDC GROUP                    3Q 2004                           3Q 2005
(DKKM)                  SHARE-                       SHARE-
                      HOLDERS'  MINORITY     TOTAL  HOLDERS'  MINORITY     TOTAL
                        EQUITY INTERESTS    EQUITY    EQUITY INTERESTS    EQUITY
SHAREHOLDERS'           35,528         1    35,529    38,081       293    38,374
EQUITY AT JULY 1
Net income               1,962         0     1,962     1,194         7     1,201
Dividends                    0        NM         0         0        NM         0
declared
Acquisition                  0        NM         0         0        NM         0
of treasury
shares
Disposal of                  2        NM         2        24        NM        24
treasury
shares
Share-based                 11         0        11         6         0         6
payments
Currency                    29         0        29       162        (6)      156
translation
adjustments
Tax related              (144)         0      (144)      (59)        0       (59)
to changes in
shareholders'
equity
Additions to                NM         0         0        NM         0         0
minority
interests

SHAREHOLDERS'           37,388         1    37,389    39,408       294    39,702
EQUITY AT
SEPTEMBER 30


QUARTERLY STATEMENTS
OF INCOME

DKKM                                  1Q        2Q        3Q        4Q                  1Q        2Q        3Q
                          2003      2004      2004      2004      2004      2004      2005      2005      2005
NET REVENUES
TDC Solutions           18,585     4,587     4,552     4,462     4,988    18,590     5,216     5,216     5,391
- domestic              17,297     4,278     4,241     4,175     4,366    17,061     4,479     4,245     4,212
TDC Mobile              13,175     3,336     3,716     4,007     4,047    15,105     3,757     3,814     4,173
International
- domestic               5,613     1,469     1,596     1,697     1,742     6,503     1,608     1,754     1,864
- Talkline               6,692     1,664     1,898     2,059     2,054     7,675     1,908     1,782     2,005
etc.
- Bite                     870       203       222       251       251       927       241       278       304
TDC                      9,471     2,409     2,408     2,440     2,435     9,692     2,345     2,343     2,447
Switzerland
TDC Cable TV             1,524       421       430       446       469     1,766       500       525       550
TDC Directories          1,463       213       370       394       459     1,436       222       348       416
Others 1                (2,805)     (707)     (704)     (727)     (881)   (3,019)     (857)     (553)     (757)
NET REVENUES, TOTAL     41,413    10,259    10,772    11,022    11,517    43,570    11,183    11,693    12,220

EARNINGS BEFORE
INTEREST, TAXES,
DEPRECIATION AND
AMORTIZATION
(EBITDA)

TDC Solutions            5,686     1,422     1,479     1,484     1,487     5,872     1,574     1,566     1,639
- domestic               5,752     1,422     1,478     1,491     1,488     5,879     1,524     1,425     1,435
TDC Mobile               2,364       553       667       754       703     2,677       667       783       821
International
- domestic               1,662       440       546       563       486     2,035       499       600       593
- Talkline etc.            513        65        78       125       183       451       126       126       159
- Bite                     189        48        43        66        34       191        42        57        69
TDC                      2,205       579       605       632       641     2,457       624       619       629
Switzerland
TDC Cable TV               170        63        88        90       110       351       118       126       129
TDC Directories            412        (7)      112       171       183       459       (8)        90       187
Others 1                   713       184       112       168       166       630       102       103        92
EARNINGS BEFORE          2,794     3,063     3,299     3,290    12,446     3,077     3,287     3,497    11,550
INTEREST, TAXES,
DEPRECIATION
AND AMORTIZATION
(EBITDA), TOTAL
Depreciation,           (6,241)   (1,577)   (1,627)   (1,608)   (1,884)   (6,696)   (1,571)   (1,642)   (1,704)
amortization
and impairment
losses
OPERATING INCOME         5,309     1,217     1,436     1,691     1,406     5,750     1,506     1,645     1,793
(EBIT), EXCLUDING
ONE-TIME ITEMS
One-time                (1,119)     (558)        -       943         -       385      (622)        -         -
items
OPERATING INCOME         4,190       659     1,436     2,634     1,406     6,135       884     1,645     1,793
(EBIT), INCLUDING
 ONE-TIME ITEMS
Income from                779     5,421        64        74        84     5,643       100        85       126
associates
- Income from            1,340       355        64        74        84       577       100        85       126
  associates,
  excluding one-time
  items
- one-time                (561)    5,066         -         -         -     5,066         -         -         -
  items related
  to associates
  Net financials          (565)     (272)     (181)     (278)        8      (723)     (253)     (170)     (307)
- Net financials        (1,159)     (284)     (203)     (234)     (180)     (901)     (199)     (166)     (214)
  excluding
  fair value
  adjustments
- Fair value               594        12        22       (44)      188       178       (54)       (4)      (93)
  adjustments
INCOME BEFORE            4,404     5,808     1,319     2,430     1,498    11,055       731     1,560     1,612
INCOME TAXES
Total income taxes      (1,193)     (168)     (343)     (468)     (166)   (1,145)     (216)     (203)     (411)
- Income taxes            (333)     (337)     (471)     (342)   (1,483)     (401)     (198)     (426)   (1,445)
  related to income,
  excluding one-time
  items and fair
  value adjustments
- Income taxes             306       167         -       (10)      218       375       166         -         -
  related to one-time
  items
- Income taxes             (54)       (2)       (6)       13       (42)      (37)       19        (5)       15
  related to fair
  value adjustments
NET INCOME               3,211     5,640       976     1,962     1,332     9,910       515     1,357     1,201
ATTRIBUTABLE TO:
Shareholders of the      3,203     5,640       976     1,962     1,334     9,912       516     1,370     1,194
Parent Company
Minority interests           8         -         -         -        (2)       (2)       (1)      (13)        7

EXCLUDING ONE-TIME
ITEMS AND FAIR
VALUE ADJUSTMENTS
OPERATING INCOME         5,309     1,217     1,436     1,691     1,406     5,750     1,506     1,645     1,793
(EBIT), EXCLUDING
ONE-TIME ITEMS
Income from              1,340       355        64        74        84       577       100        85       126
associates, excluding
one-time items
Net financials          (1,152)     (284)     (203)     (234)     (180)     (901)     (199)     (166)     (214)
INCOME BEFORE            5,497     1,288     1,297     1,531     1,310     5,426     1,407     1,564     1,705
INCOME TAXES
Income taxes            (1,439)     (333)     (337)     (471)     (342)   (1,483)     (401)     (198)     (426)
NET INCOME               4,058       955       960     1,060       968     3,943     1,006     1,366     1,279

1) Includes TDC Services, TDC A/S and eliminations.

QUARTERLY
BALANCE SHEETS

TDC GROUP (DKKM)                      1Q        2Q        3Q        4Q        1Q        2Q        3Q
                          2003      2004      2004      2004      2004      2005      2005      2005
ASSETS
Intangible assets       30,514    30,590    31,463    30,673    33,495    33,208    33,945    34,160
Property, plant         25,297    25,320    24,678    24,295    26,252    25,829    26,808    26,270
and equipment
Pension assets           6,509     4,882     4,955     5,345     5,435     5,301     5,377     5,454
Other non-current       10,809     4,579     4,417     4,762     5,126     4,839     4,481     4,430
assets
TOTAL NON-CURRENT       73,129    65,371    65,513    65,075    70,308    69,177    70,611    70,314
ASSETS

Trade and other         10,492     8,846     8,628     8,355     8,374     7,754     8,173     8,288
receivables
Marketable               2,028     2,024     2,718     2,703     3,412     3,773     3,766     3,721
securities
Cash and cash            5,430    16,382    11,238    10,702     6,838     4,590     4,921     6,905
equivalents
Other current assets     1,527     1,402     1,176     1,221     1,332     2,005     1,985     2,146
TOTAL CURRENT ASSETS    19,477    28,654    23,760    22,981    19,956    18,122    18,845    21,060

TOTAL ASSETS            92,606    94,025    89,273    88,056    90,264    87,299    89,456    91,374
 - of which interest-      148       126       107        81        83        83        83        82
   bearing receivables

EQUITY AND
LIABILITIES
Equity attributable     35,929    37,745    35,528    37,388    38,823    36,829    38,081    39,408
to shareholders of
the Parent Company
Minority interests           2         2         1         1        27        26       293       294
TOTAL EQUITY            35,931    37,747    35,529    37,389    38,850    36,855    38,374    39,702

Long-term debt          33,110    32,432    32,317    29,086    29,142    29,197    25,113    24,949
Deferred tax             4,885     4,531     4,373     4,503     4,677     4,477     4,042     3,515
liabilities
Deferred income            968       973       980       974     1,052       997     1,097     1,079
Pension                    152       258       254       252       264       240       236       230
liabilities
Other non-current          515       977     1,222       912     1,651     1,638     1,257     1,276
liabilities
TOTAL NON-CURRENT       39,630    39,171    39,146    35,727    36,786    36,549    31,745    31,049
LIABILITIES

Current maturities of    2,792     1,941     1,938     2,079       609       287     5,522     5,357
long-term debt
Short-term bank loans      533       331       519       448       728       322       775     1,389
Trade and other         10,436     9,286     8,635     9,046     9,535     9,282     8,501     8,546
payables
Deferred income          2,286     2,452     2,449     2,368     2,573     2,692     2,809     2,852
Other current              998     3,097     1,057       999     1,183     1,312     1,730     2,479
liabilities
TOTAL CURRENT           17,045    17,107    14,598    14,940    14,628    13,895    19,337    20,623
LIABILITIES

Total liabilities       56,675    56,278    53,744    50,667    51,414    50,444    51,082    51,672

TOTAL EQUITY AND        92,606    94,025    89,273    88,056    90,264    87,299    89,456    91,374
LIABILITIES

Net interest-bearing    28,829    16,172    20,711    18,127    20,146    21,360    22,640    21,061
debt

QUARTERLY STATEMENTS OF CASH FLOWS


TDC GROUP (DKKM)                      1Q        2Q        3Q        4Q                  1Q        2Q        3Q
                          2003      2004      2004      2004      2004      2004      2005      2005      2005
EBITDA                  11,550     2,794     3,063     3,299     3,290    12,446     3,077     3,287     3,497
Change in working          525       401       279       245       388     1,313        97      (539)      (77)
capital
Other                      125      (456)     (271)     (246)     (117)   (1,090)     (135)     (189)     (127)
CASH FLOW FROM          12,200     2,739     3,071     3,298     3,561    12,669     3,039     2,559     3,293
OPERATING ACTIVITIES
BEFORE NET FINANCIALS
Interest paid, net        (826)     (475)     (707)      (80)       22    (1,240)     (306)     (524)      (76)
Realized currency         (151)       13        67       (40)       68       108       (85)       40        11
adjustments
CASH FLOW FROM          11,223     2,277     2,431     3,178     3,651    11,537     2,648     2,075     3,228
OPERATING ACTIVITIES
BEFORE TAX
Corporate income          (544)     (274)       (9)     (238)       68      (453)     (182)     (544)      (89)
tax paid
CASH FLOW FROM          10,679     2,003     2,422     2,940     3,719    11,084     2,466     1,531     3,139
OPERATING ACTIVITIES
Investments in          (7,904)     (179)      (10)       (5)   (4,567)   (4,761)        0      (315)     (160)
subsidiaries
Investments in          (4,132)   (1,137)     (964)     (905)   (1,437)   (4,443)   (1,019)     (961)   (1,092)
property, plant and
equipment
Investments in            (820)     (129)     (266)     (275)     (268)     (938)     (219)     (314)     (320)
intangible assets
Investments in            (556)       (3)      (25)      (51)      (34)     (113)       (1)     (141)       (1)
other non-current
assets
Investments in          (2,049)        0      (707)        0    (1,734)   (2,441)     (886)        0         0
marketable securities
Divestments of             (30)        0        0      1,152         0     1,152         0        25         0
subsidiaries
Sale of property,          268        55        72       (53)       46       120        14        52        16
plant and equipment
Sale of intangible       1,220       842        27        81       812     1,762        49        14         7
assets and other
investments
Divestments of             962         3         6         9     1,008     1,026       508         9        26
marketable
securities
Dividends received         423    11,416       108         1         0    11,525         1       153         1
from associates
CASH FLOW FROM         (12,618)   10,868    (1,759)      (46)   (6,174)    2,889    (1,553)   (1,478)   (1,523)
INVESTING ACTIVITIES
Proceeds from            9,860         3        26        (2)       28        55         2        (1)        1
long-term loans
Repayments of           (1,400)   (1,639)      (22)   (3,359)   (1,687)   (6,707)     (374)     (149)     (270)
long-term debt
Change in                 (704)     (201)      187       (71)      236       151      (405)      421       613
short-term bank
loans
Change in minorty            0         0         0         0        14        14         0         0         0
interests
Dividends paid          (2,453)        0    (2,555)        0         0    (2,555)   (2,440)        0         0
Acquisition of            (371)     (126)   (3,407)        2         0    (3,531)       55         7        24
treasury shares, net
CASH FLOW FROM           4,932    (1,963)   (5,771)   (3,430)   (1,409)  (12,573)   (3,162)      278       368
FINANCING ACTIVITIES

INCREASE/(DECREASE)      2,993    10,908    (5,108)     (536)   (3,864)    1,400    (2,249)      331     1,984
IN CASH AND CASH
EQUIVALENTS

CASH AND CASH            5,430    16,382    11,238    10,702     6,838     6,838     4,590     4,921     6,905
EQUIVALENTS, END OF
PERIOD

QUARTERLY CAPITAL EXPENDITURES
Excluding share acquisitions

TDC GROUP (DKKM)                      1Q        2Q        3Q        4Q                  1Q        2Q        3Q
                          2003      2004      2004      2004      2004      2004      2005      2005      2005
TDC Solutions            2,412       557       639       564       687     2,447       570       642       615
- of which domestic      2,327       544       624       553       593     2,314       507       553       466

TDC Mobile                 934       200       193       262       368     1,023       255       288       345
International
- domestic                 669       171       125       186       265       747       208       137       225
- Talkline etc.             61         7        26        38        41       112         4        16        12
- Bite                     204        22        42        38        62       164        43       135       108
TDC Switzerland          1,675       230       314       362       290     1,196       238       238       284
TDC Cable TV               275        52        59        43        69       223        38        60        51
TDC Directories             35         7         7        15        25        54         6        1    3     9
Others 1                   120        22        36        21       171       250        23        53        71
CAPEX                    5,451     1,068     1,248     1,267     1,610     5,193     1,130     1,294     1,375

1 Includes TDC Services, TDC A/S and eliminations.

CUSTOMERS

CUSTOMERS ('000)                     1Q        2Q        3Q        4Q                  1Q        2Q        3Q
(END OF PERIOD)           2003      2004      2004      2004      2004      2004      2005      2005      2005
DOMESTIC, RETAIL AND
WHOLESALE:
Landline customers       2,981     2,956     2,936     2,910     2,880     2,880     2,845     2,811     2,783
- Retail                 2,527     2,478     2,443     2,417     2,387     2,387     2,351     2,317     2,294
- Wholesale                454       478       493       493       493       493       494       494       489
Mobile customers         2,471     2,421     2,392     2,362     2,407     2,407     2,429     2,456     2,505
- Retail                 2,198     2,210     2,200     2,188     2,219     2,219     2,233     2,255     2,292
- of which Telmore         455       483       503       510       515       515       522       534       546
- Wholesale                273       211       192       174       188       188       196       201       213
Internet customers       1,014     1,054     1,087     1,102     1,148     1,148     1,173     1,190     1,213
- of which ADSL            405       445       484       511       556       556       592       620       650
- of which cable-modem     117       136       153       166       186       186       205       218       230
  customers
Cable-TV customers         924       937       948       957       982       982     1,001     1,011     1,019
DOMESTIC CUSTOMERS,      7,390     7,368     7,363     7,331     7,417     7,417     7,448     7,468     7,520
TOTAL

INTERNATIONAL:
Landline customers         650       642       638       624       603       603       576       775       783
- TDC Switzerland          630       620       612       597       573       573       561       549       537
- TDC Song                   1         1         1         1         3         3         3         3         4
- Others                    19        21        25        26        27        27        12       223       242
Mobile customers         3,728     3,915     4,187     4,450     4,719     4,719     4,911     5,275     5,848
- TDC Switzerland        1,108     1,125     1,167     1,204     1,190     1,190     1,199     1,228     1,259
- Talkline etc.          2,091     2,150     2,281     2,454     2,590     2,590     2,709     2,893     3,149
- Bite                     529       640       739       792       927       927       990     1,140     1,425
- TDC Song                   -         -         -         -        12        12        13        14        15
Internet customers         682       679       647       641       666       666       657       579       561
- TDC Switzerland          526       512       480       474       469       469       475       420       416
- TDC Song                   -         -         -         -        20        20        24        27        32
- Others                   156       167       167       167       177       177       158       132       113
INTERNATIONAL            5,060     5,236     5,472     5,715     5,988     5,988     6,144     6,629     7,192
CUSTOMERS, TOTAL
GROUP CUSTOMERS,        12,450    12,604    12,835    13,046    13,405    13,405    13,592    14,097    14,712
TOTAL



TRAFFIC, DOMESTIC


TRAFFIC VOLUME                        1Q        2Q        3Q        4Q                  1Q        2Q        3Q
(MILLION MINUTES):        2003      2004      2004      2004      2004      2004      2005      2005      2005
LANDLINE VOICE TRAFFIC  20,835     5,154     4,753     4,406     4,601    18,915     4,572     4,367     3,995
- RETAIL                 9,698     2,342     2,120     2,010     2,120     8,593     2,080     1,984     1,828
- WHOLESALE             11,137     2,812     2,633     2,396     2,481    10,322     2,492     2,383     2,167
MOBILE, INCLUDING        3,440       941     1,026     1,041     1,026     4,034     1,033     1,166     1,164
WHOLESALE

SELECTED FINANCIAL AND OPERATIONAL DATA 2001-3Q05

TDC GROUP1                                                                                               1Q-3Q
                                                                  2001      2002      2003      2004      2005
STATEMENTS OF INCOME:     DKKM
Net revenues                                                    42,008    42,011    41,413    43,570    35,096
EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND                9,393    10,591    11,550    12,446     9,861
AMORTIZATION (EBITDA)
Depreciation, amortization and impairment losses                (6,687)   (6,107)   (6,241)   (6,696)   (4,917)
OPERATING INCOME (EBIT), EXCLUDING ONE-TIME ITEMS                2,706     4,484     5,309     5,750     4,944
One-time items                                                  (3,264)     (346)   (1,119)      385      (622)
OPERATING INCOME (EBIT), INCLUDING ONE-TIME ITEMS                 (558)    4,138     4,190     6,135     4,322
Income from associates                                             525     1,295       779     5,643       311
Net financials                                                    (563)    1,636      (565)     (723)     (730)
INCOME BEFORE INCOME TAXES                                        (596)    7,069     4,404    11,055     3,903
Total income taxes                                                (464)   (1,217)   (1,193)   (1,145)     (830)
NET INCOME                                                      (1,060)    5,852     3,211     9,910     3,073
ATTRIBUTABLE TO:
  - Shareholders of the Parent Company                            (526)    6,079     3,203     9,912     3,080
  - Minority interests                                            (534)     (227)        8        (2)       (7)

NET INCOME, EXCLUDING ONE-TIME ITEMS AND FAIR
VALUE ADJUSTMENTS:
OPERATING INCOME (EBIT), EXCLUDING ONE-TIME ITEMS                2,706     4,484     5,309     5,750     4,944
Income from associates                                             371     1,540     1,340       577       311
Net financials                                                  (1,186)   (1,621)   (1,152)     (901)     (579)
INCOME BEFORE INCOME TAXES                                       1,891     4,403     5,497     5,426     4,676
Total income taxes                                              (1,187)   (1,074)   (1,439)   (1,483)   (1,025)
NET INCOME                                                         704     3,329     4,058     3,943     3,651

BALANCE SHEETS          DKKBN
Total assets                                                      86.4      85.0      92.6      90.3      91.4
Net interest-bearing debt                                         33.1      26.0      28.8      20.1      21.1
Total equity                                                      32.7      36.0      35.9      38.9      39.7
Shares outstanding (million)                                     215.3     214.9     213.6     204.6     195.2

STATEMENTS OF CASH FLOW   DKKM
Operating activities                                             4,003     9,900    10,679    11,084     7,136
Investing activities                                           (18,025)   (2,102)  (12,618)    2,889    (4,554)
Financing activities                                            11,034    (6,771)    4,932   (12,573)   (2,516)
Change in cash and cash equivalents                             (2,988)    1,027     2,993     1,400        66

CAPITAL EXPENDITURES     DKKBN
Excluding share acquisitions                                       9.3       6.3       5.5       5.2       3.8
Including share acquisitions                                      21.5       7.4      13.5      10.0       4.4

KEY FINANCIAL RATIOS
EPS incl. one-time items   DKK                                    (2.4)     28.3      15.0      48.4      15.8
and fair value
adjustments
EPS excl. one-time         DKK                                     5.8      16.5      19.0      19.3      18.7
items and fair
value adjustments
Dividend per share         DKK                                    11.0      11.5      12.0      12.5         -
EBITDA margin                %                                    22.4      25.2      27.9      28.6      28.1
(EBITDA divided by
net revenues)
Capex excl. share            %                                    22.1      14.9      13.2      11.9      10.8
acquisitions-to-net
revenues ratio
Cash Earnings per          DKK                                    33.7      36.3      41.9      49.4      42.3
share (CEPS) excl.
one-time items and
fair value
adjustments2
Return on capital            %                                     7.2      12.7      13.6      12.5      10.1
employed (ROCE)3

SUBSCRIBER BASE (END OF PERIOD)   (1,000)

Landline                                                         3,913     3,598     3,631     3,483     3,566
Mobile                                                           4,575     4,939     6,199     7,126     8,353
Internet                                                         1,403     1,285     1,696     1,814     1,774
Cable TV                                                           828       885       924       982     1,019
TOTAL SUBSCRIBERS                                               10,719    10,707    12,450    13,405    14,712

NUMBER OF EMPLOYEES4                                            22,485    22,263    21,125    20,573    21,842

1) 2001 includes goodwill amortization. Pension costs are recognized in accordance with US GAAP FAS 87/88 Nos. for 2001-2003 and in accordance with IAS 19 with effect from 2004.

2) CEPS is defined as (net income excluding one-time items and fair value adjustments attributable to shareholders of the parent company + depreciation, amortization and impairment losses + sharebased compensation
     - income from associates - minority interests' share of depreciation, amortization and impairment losses together with sharebased compensation) / number of average shares outstanding.

3) ROCE is defined as EBIT excluding one-time items plus interest and other financial income excluding fair value adjustments plus income from associates after tax divided by average equity attributable to shareholders of the Parent Company plus interest-bearing debt.

4) The number denotes end-of-period full-time employee equivalents including permanent employees, trainees and temporary employees.


CHANGE IN TDC'S ACCOUNTING POLICIES

In 1Q 2005, TDC changed its accounting policies in accordance with the requirements of international accounting standards (IFRS).

The primary changes resulting from the transition to the IFRS standards are:

*    goodwill is no longer amortized

*    recognition of pension costs has been changed

*    share-based remuneration is expensed

*    indirect production costs related to development projects are expensed

*    the presentation of financial information has been changed

For detailed information on the effects of the transition to the IFRS standards, please refer to Stock Exchange Release no. 8 of April 28, 2005.

List of acquisitions and divestments

*    DANNET  (TDC  Solutions)  -  Divested  as at August 1, 2004

*    TDC SONG (TDC Solutions) - Included as at November 1, 2004

*    NETDESIGN  (TDC  Solutions) - Included as at December 1, 2004

*    TALKLINE ID (TDC Mobile International) - Divested as at April 1, 2005

*    HTCC (TDC  SOLUTIONS)  -  Consolidated  from April 1, 2005

*    DOTCOM  AB  (TDC  Solutions)  -  Included  as  at  July  1,  2005

*    ASCOM  COMMUNICATION  SOLUTIONS (TDC  Switzerland) - Included as at July 1,
     2005

* TDC DIRECTORIES - TDC has sold TDC Directories to European Directories S.A. for DKK 4.85bn (cf. Stock Exchange Release no. 21/2005 of October 14,
     2005). Once the deal has been finalized, TDC Directories will be entered as a so-called "discontinued activity" in TDC's financial statement. This implies that the income from TDC Directories will be entered on a separate line in the income statement as income from discontinued activities, rather than being recognized under the respective accounting categories (revenues, EBITDA, etc.). The income will appear on the last line before the net income entry. Comparative figures will be adjusted accordingly. For 2004, net revenues were DKK 42.3bn, and EBITDA amounted to DKK 12.0 after this adjustment.


MANAGEMENT'S STATEMENT

The Board of directors and the Execute Committee have reviewed and approved the Quarterly Report for 3Q 2005 for the TDC Group.

The Quarterly Report has been presented in accordance with the IFRS rules on recognition and measuring as well as the additional information requirements imposed on Danish public listed companies.

We consider the applied accounting policy expedient, thus ensuring that the Quarterly Report provides a true and fair image of the Group's assets, liabilities and financial position as at September 30, 2005, as well as the performance and cash flows for 3Q 2005.

EXECUTIVE COMMITTEE

Henning Dyremose              Hans Munk Nielsen


BOARD OF DIRECTORS

Thorleif Krarup               Niels Heering

Christine Bosse               Steen M. Jacobsen

Per-Arne Sandstrom            Preben Damgaard

Bo Magnussen                  Jan Bardino

Leif Hartmann                 Kurt Anker Nielsen


ABOUT TDC

TDC is a Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC is organized as six main business lines: TDC Solutions, TDC Mobile International, TDC Switzerland, TDC Cable TV, TDC Directories, and TDC Services. TDC was partly privatized in 1994 and fully privatized in 1998, and the shares are held by individual and institutional shareowners primarily in Europe and USA.


LISTINGS

SHARES: Copenhagen Stock Exchange.
Reuters TDC.CO.
Bloomberg TDC DC.
Nominal value DKK 5.
ISIN DK00-10253335.
SEDOL 5698790.

ADSs: New York Stock Exchange.
One ADS represents one half of one common share.
Reuters TLD.N.
Bloomberg TLD US.
SEC 1-12998.
CUSIP 87236N102.
SEDOL 2883094.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
                                       -----------------------------------------
                                                     (Registrant)

    NOVEMBER 3, 2005                               /s/ OLE SOEBERG
------------------------               -----------------------------------------
        (Date)                                       Ole Soeberg
                                       Senior Vice President, Investor Relations